UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A [Rule 13d-101]
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 11) *

Embotelladora Andina S.A.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
None *
(CUSIP Number)
* CUSIP number for American Depositary Shares representing
Series A Common Stock is
29081P 20 4
CUSIP number for American Depositary Shares representing
Series B Common Stock is
29081P 30 3

Bernhard Goepelt
Senior Vice President, General Counsel and Chief Legal Counsel
The Coca‑Cola Company
One Coca‑Cola Plaza
Atlanta, Georgia 30313
(404) 676‑2121
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
======================
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA COMPANY 58-0628465
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
THE COCA-COLA EXPORT CORPORATION 13-1525101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
COCA-COLA INTERAMERICAN CORPORATION 13-1940209
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Common Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* OO (limited liability company)
----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - None (1)

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
COCA-COLA DE CHILE S.A. (TIN - N/A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,348,244 shares of Series A Common Stock, no par value, and 69,348,244 shares of Series B Common Stock, no par value (See Attachment A)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7% of the shares of Series A Common Stock, no par value, outstanding;
14.7% of the shares of Series B Stock, no par value, outstanding
(See Attachment B)

14	TYPE OF REPORTING PERSON* CO

----------------
(1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.

*SEE INSTRUCTIONS BEFORE FILLING OUT

ATTACHMENT A

Coca-Cola Interamerican Corporation (“Interamerican”) owns directly 27,385,380 shares of Series A Common Stock, no par value (“Series A Stock”), and 27,385,380 shares of Series B Common Stock, no par value (“Series B Stock”), of Embotelladora Andina S.A. (“Andina”).

Coca-Cola de Chile S.A. (“CC Chile”) owns directly 40,552,802 shares of Series A Stock and 40,552,802 shares of Series B Stock of Andina.

Servicios y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca-Cola de Argentina S.A.) (“CC Argentina”) owns directly 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock of Andina.

CC Chile and CC Argentina are direct subsidiaries of The Coca‑Cola Export Corporation (“Export”); Interamerican and Export are direct wholly owned subsidiaries of The Coca‑Cola Company.

ATTACHMENT B

The reporting persons have been informed by Andina that a total of 473,289,368 shares of Series A Stock and a total of 473,289,368 shares of Series B Stock were outstanding as of October 1, 2012.

AMENDMENT NO. 11
TO
STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
OF THE
GENERAL RULES AND REGULATIONS
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

This Amendment No. 11 amends and supplements the original Schedule 13D filed on September 16, 1996 by The Coca-Cola Company and certain of its subsidiaries, as amended by Amendments No. 1 through No. 10 (as further amended by this Amendment No. 11, the “Schedule 13D”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

This statement is being filed by The Coca‑Cola Company (“KO”), KO's direct wholly owned subsidiaries Coca‑Cola Interamerican Corporation (“Interamerican”) and The Coca‑Cola Export Corporation (“Export”), each of which companies is a Delaware corporation having its principal executive offices at One Coca‑Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676‑2121; and by KO's indirect wholly owned subsidiaries Coca-Cola de Chile S.A. (“CC Chile”), a company organized under the laws of the Republic of Chile having its principal executive offices at Av. Presidente Kennedy 5757, Piso 12, Las Condes, Santiago, Chile, telephone 56 2 426 3000, and Servicios y Productos Para Bebidas Refrescantes S.R.L. (formerly known as Coca‑Cola de Argentina S.A.) (“CC Argentina”), a limited liability company organized under the laws of the Republic of Argentina having its principal executive offices at Paraguay 733, 1057, Buenos Aires, Argentina, telephone 541‑319‑2000 (CC Argentina, CC Chile, Export, Interamerican and KO are herein collectively referred to as the “Reporting Persons”).

Interamerican has been added as a Reporting Person to the Schedule 13D as result of its acquiring shares of Series A Common Stock, no par value (“Series A Stock”), and shares of Series B Common Stock, no par value (“Series B Stock”), of Embotelladora Andina S.A. (“Andina”) upon completion of the merger of Embotelladoras Coca-Cola Polar S.A. (“Polar”) into Andina (the “Merger”) in exchange for shares of capital stock of Polar owned by it prior to the Merger.

KO is the world's largest beverage company. KO owns or licenses and markets more than 500 nonalcoholic beverage brands, primarily sparkling beverages, but also a variety of still beverages such as waters, enhanced waters, juices and juice drinks, ready-to-drink teas and coffees, and energy and sports drinks. KO owns and markets four of the world's top five nonalcoholic sparkling beverage brands: Coca-Cola, Diet Coke, Fanta and Sprite. Finished beverage products bearing KO's trademarks, sold in the United States since 1886, are now sold in more than 200 countries.

Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto (which replaces in its entirety the previously filed Exhibit 99.1), including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding Item the following:

Interamerican acquired 27,385,380 shares of Series Stock and 27,385,380 shares of Series B Stock of Andina upon completion of the Merger in exchange for shares of capital stock of Polar owned by it prior to the Merger. Interamerican did not use any funds or other consideration in connection with its acquisition of its shares of Series A Stock and Series B Stock of Andina other than the shares of Polar capital stock surrendered by it in the Merger.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

On March 30, 2012, Andina, Inversiones Freire Limitada, now known as Inversiones Freire S.A. (“Freire One”) and Inversiones Freire Dos Limitada, now known as Inversiones Freire Dos S.A. (“Freire Two” and, together with Freire One, sometimes referred to as “Freire”), the controlling shareholders of Andina, Polar and Inversiones Los Aromos Limitada (“Los Aromos”), the controlling shareholder of Polar, announced that they agreed, subject to certain conditions and approvals, including approval from KO, on the terms of a possible merger of Polar into Andina. On October 1, 2012, Andina completed the Merger with Polar. Pursuant to the terms of the merger agreement, upon completion of the Merger the former shareholders of Polar became entitled to receive 0.33269 of a share of Series A Stock and 0.33269 of a share of Series B Stock for each share of Polar stock held by them immediately prior to the Merger. As a former shareholder of Polar, upon completion of the Merger, Interamerican acquired 27,385,380 shares of Series A Stock and 27,385,380 shares of Series B Stock in exchange for shares of Polar stock owned by it immediately prior to the Merger.

KO invests in bottling operations such as Andina in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, KO regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Andina. As part of this review, KO from time to time may consider, evaluate and propose various possible transactions involving Andina or its subsidiaries, which could include, without limitation:

(i) the possible acquisition of additional securities of Andina, or the disposition of securities of Andina;

(ii)
possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Andina or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

(iii)
the possible acquisition by Andina or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Andina or its subsidiaries.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

Interamerican owns directly 27,385,380 shares of Series A Stock and 27,385,380 shares of Series B Stock of Andina; CC Chile owns directly 40,552,802 shares of Series A Stock and 40,552,802 shares of Series B Stock of Andina; and CC Argentina owns directly 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock of Andina. Interamerican is a direct subsidiary of KO, and CC Chile and CC Argentina are direct subsidiaries of Export, which in turn is a direct subsidiary of KO. Thus, the Reporting Persons collectively beneficially own and have sole voting and dispositive power over an aggregate of 69,348,244 shares of Series A Stock and 69,348,244 shares of Series B Stock, representing 14.7% of the outstanding Series A Stock and 14.7% of the outstanding Series B Stock of Andina, respectively. (See also Attachment A.)

Interamerican acquired 27,385,380 shares of Series A Stock and 27,385,380 shares of Series B Stock of Andina upon completion of the Merger in exchange for shares of capital stock of Polar owned by it prior to the Merger. The Merger became effective on October 1, 2012. The other Reporting Persons acquired beneficial ownership of such shares by virtue of their relationships with Interamerican as described above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

AMENDMENT TO RESTATED SHAREHOLDERS' AGREEMENT; ADHERENCE BY SUCCESSORS IN INTEREST

As previously reported in Amendment No. 10, in anticipation of the Merger, Interamerican, CC Chile and CC Argentina (the “KO Shareholders”); Freire and Los Aromos Limitada (the “Majority Shareholders”); and the following individuals who are beneficial owners of the Majority Shareholders: José Said Saffie, José Antonio Garcés Silva (senior), Gonzalo Said Handal, Alberto Hurtado Fuenzalida, Patricia Claro Marchant, María Soledad Chadwick Claro, Eduardo Chadwick Claro, María Carolina Chadwick Claro and María de la Luz Chadwick Hurtado (such individuals are collectively referred to as the “Majority Shareholders Partners”), entered into an Amended and Restated Shareholders' Agreement dated as of June 25, 2012 (the “Restated Shareholders' Agreement”) providing, among other things, for certain restrictions on the transfer of, and rights of first refusal, rights of first offer, put rights and preemptive rights with respect to, shares of Andina capital stock and for certain corporate governance matters. Certain of the terms of the Restated Shareholders' Agreement are described in Amendment No. 10.

The Restated Shareholders' Agreement referenced August 31, 2012 as the deadline for completion of the Merger. The KO Shareholders, the Majority Shareholders and the Majority Shareholders' Partners entered into an Amendment to the Restated Shareholders Agreement effective August 31, 2012 to reflect that the deadline for the closing of the Merger had been extended to October 31, 2012.

As contemplated by the Restated Shareholders' Agreement, Freire One and Freire Two underwent corporate reorganizations as a result of which the following corporations spun off from Freire One: Inversiones Freire Alfa S.A., Inversiones Freire Beta S.A., Inversiones Freire Gamma S.A. and Inversiones Freire Delta S.A. (these corporations together with Freire One, the “Freire One Group”), Freire Two, and the following corporations spun off from Freire Two: Inversiones Freire Dos Alfa S.A., Inversiones Freire, Dos Beta S.A., Inversiones Freire Dos Gamma S.A. and Inversiones Freire Dos Delta S.A. (these corporations together with Freire Two, the “Freire Two Group”, and the latter together with Freire One Group, the “Freire Group”) acquired shares of shares of Series A Stock and Series B Stock of Andina by way of allocations made by Freire One and Freire Two, respectively, and, as required by the Restated Shareholders' Agreement, each such spun off corporations agreed, by letter dated October 1, 2012, to be bound by the terms and provisions of the Restated Shareholders' Agreement and to be deemed to be the a successor of Freire One or Freire Two, as applicable, under the Restated Shareholders' Agreement.

A form of the Amendment to the Restated Shareholders' Agreement and forms of the letters of adherence to the Restated Shareholders' Agreement are attached as Exhibits 99.3 and 99.4, respectively, and such documents are incorporated by reference herein.

AMENDMENTS TO THE OPTION AGREEMENT

Effective as of September 28, 2012, the parties to the Stock Purchase Option Agreement and Custody Agreement dated September 5, 1996, as amended (the “Option Agreement”), terminated the custody agreement contained in Section Eleven of the Option Agreement to, among other matters, relieve Banco de Chile, a banking corporation duly organized and existing under the laws of Chile, in its capacity as the legal successor of Citibank, N.A., Chile Branch (“Citibank Chile”), of its responsibilities as custodian for the shares of Series A Stock and Series B Stock of Andina that are subject to the Option Agreement. Effective as of the same date, the KO Shareholders, the Freire Group entities and Andina executed a Certification and Amendment to Option Agreement and Custody Agreement pursuant to which, among other matters, the parties thereto agreed (i) to expressly state that Freire One and Freire Two remain as parties to the Option Agreement, and that the corporations spun off from them also take on all rights granted to and obligations undertaken by Freire One and Freire Two, as applicable, under the Option Agreement; and (ii) to leave on record that CC Chile is the holder of all rights granted to and obligations undertaken by Interamerican under the Option Agreement. In addition, Interamerican was appointed custodian (replacing Citibank Chile) for the shares of Series A Stock and Series B Stock of Andina that are subject to the Option Agreement.

As contemplated by the Restated Shareholders' Agreement, the KO Shareholders, Los Aromos and Freire Group (the “Grantors”) entered into an amendment to the Option Agreement dated as of October 1, 2012 (the “Amended Option Agreement”), pursuant to which, among other things, the Grantors agreed to provide the KO Shareholders with a call right relating to shares of Series A Stock and Series B Stock of Andina held by the Grantors and agreed to certain restrictions regarding the transfer of such shares. Certain of the other terms of the Amended Option Agreement are described in Amendment No. 10.

Forms of the Termination of Custody Agreement, the Certification and Amendment to Option Agreement and Custody Agreement and the Amended Option Agreement, translated from Spanish, are attached as Exhibits 99.5, 99.6 and 99.7, respectively, and such documents are incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons
Exhibit 99.2	Joint Filing Agreement
Exhibit 99.3	Form of Amendment to Amended and Restated Shareholders' Agreement
Exhibit 99.4	Forms of Letters of Adherence to Amended and Restated Shareholders' Agreement
Exhibit 99.5	Form of Termination of Custody Agreement [Translated from Spanish]
Exhibit 99.6	Form of Certification and Amendment to Option Agreement and Custody Agreement [Translated from Spanish]
Exhibit 99.7	Form of Amendment to Stock Purchase Option and Custody Agreement [Translated from Spanish]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012	THE COCA-COLA COMPANY By: _/s Christopher P. Nolan_______________________ Christopher P. Nolan Vice President and Treasurer
Date: October 5, 2012	THE COCA-COLA EXPORT CORPORATION By: _/s/ Christopher P. Nolan________________________ Christopher P. Nolan Vice President and Treasurer
Date: October 5, 2012	COCA-COLA INTERAMERICAN CORPORATION By: _/s/ Christopher P. Nolan_________________________ Christopher P. Nolan Vice President and Treasurer
Date: October 5, 2012	COCA-COLA DE CHILE S.A. By: _/s/ Sylvia Chamarro and Viviana Zambrano______________ Sylvia Chamarro and Viviana Zambrano Attorneys-in-Fact
Date: October 5, 2012	SERVICIOS Y PRODUCTOS PARA BEBIDAS REFRESCANTES S.R.L. By: _/s/ Sylvia Chamarro__________________________ Sylvia Chamarro Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Directors and Executive Officers of the Reporting Persons
Exhibit 99.2	Joint Filing Agreement
Exhibit 99.3	Form of Amendment to Amended and Restated Shareholders' Agreement
Exhibit 99.4	Forms of Letters of Adherence to Amended and Restated Shareholders' Agreement
Exhibit 99.5	Form of Termination of Custody Agreement [Translated from Spanish]
Exhibit 99.6	Form of Certification and Amendment to Option Agreement and Custody Agreement [Translated from Spanish]
Exhibit 99.7	Form of Amendment to Stock Purchase Option and Custody Agreement [Translated from Spanish]